Exhibit 99.2

ADHEREX ANNOUNCES CLOSING OF US$6.5 MILLION PRIVATE PLACEMENT

Research Triangle Park, NC, May 8, 2006 — Adherex Technologies Inc. (AMEX: ADH; TSX: AHX), a biopharmaceutical company with a portfolio of oncology products under development, today announced that it has completed its previously announced private placement offering of units for gross proceeds of US$6.5 million. The offering includes several new investors in the United States, including Quintiles PharmaBio Development, the strategic partnering group of Quintiles Transactional Corp., the world’s leading pharmaceutical services organization.

Pursuant to the terms of the offering, the Company issued 7,752,853 units at a purchase price of US$0.84 per unit. Each unit consisted of one common share and 0.30 of a common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share of Adherex at an exercise price of US$0.97 per share for a period of four years. The warrants will not become exercisable until six months after closing. Following the private placement, Adherex will have approximately 50.3 million shares of common stock outstanding.

“This financing will help us maintain the momentum we’ve achieved in the development of ADH-1 and eniluracil by providing important additional resources and brings new, high quality investors such as Quintiles PharmaBio Development to our company,” said William P. Peters, MD, PhD, Chairman and CEO.

Rodman & Renshaw, LLC acted as the exclusive placement agent in the offering. In addition to cash commissions, Rodman & Renshaw, LLC received warrants to purchase approximately 465,000 common shares of Adherex at an exercise price of US$0.97 per share for a period of two years, which will not become exercisable for six months. After the deduction of commissions and expenses of the offering, the Company expects to receive approximately US$6.1 million in net proceeds. Adherex intends to use the net proceeds to fund its operations and research and development programs.

The issuance of the securities being offered has not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws, and thus may not be offered or sold within the United States unless registered under the U.S. Securities Act of 1933 and applicable state securities laws, or an exemption from such registration is available. The Company has agreed to file a resale registration statement with the Securities and Exchange Commission to permit the sale of the common shares and the common shares issuable upon exercise of the warrants in the United States.

About Adherex Technologies

Adherex Technologies Inc. is a biopharmaceutical company dedicated to the discovery and development of novel cancer therapeutics. We currently have multiple products in the clinical stage of development, including ADH-1 (Exherin™), eniluracil and sodium thiosulfate (STS). ADH-1, our lead biotechnology compound, selectively targets N-cadherin, a protein present on certain tumor cells and established blood vessels that feed solid tumors. Eniluracil, an oral dihydropyrimidine dehydrogenase (DPD) inhibitor, was previously under development by GlaxoSmithKline for oncology indications. STS, a drug from our specialty pharmaceuticals pipeline, protects against the disabling hearing loss that can often result from treatment with platinum-based chemotherapy drugs. For more information, please visit our website at www.adherex.com.

About PharmaBio Development and Quintiles Transnational

PharmaBio Development, the strategic partnering group of Quintiles Transnational Corp., is dedicated to generating alternative growth strategies for pharmaceutical and biotechnology companies, and offers them a better business approach to derive the most value from their product portfolios.

Quintiles Transnational is the global leader in pharmaceutical services. We improve healthcare worldwide by providing innovative, quality professional expertise, market intelligence and partnering solutions to meet the dynamic needs of the pharmaceutical, biotechnology and healthcare industries. Quintiles has 16,000 specialized employees and offices in 50 countries. For more information visit the company’s Web site at www.quintiles.com.

This press release may contain forward-looking statements that involve significant risks and uncertainties. The actual results, performance or achievements of the Company might differ materially from the results, performance or achievements of the Company expressed or implied by such forward-looking statements. We are subject to various risks, including our need for additional capital to fund our operations, other risks inherent in the biopharmaceutical industry, the uncertainties of clinical trials, drug development and regulatory review, the early stage of our product candidates, our reliance on collaborative partners, and our history of losses. For a more detailed discussion of related risk factors, please refer to our public filings available at www.sedar.com and www.sec.gov.

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For further information, please contact:

Melissa Matson

Director, Corporate Communications

Adherex Technologies Inc.

T: (919) 484-8484

matsonm@adherex.com